UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

FORM 6-K

REPORT OF FOREIGN ISSUER PURSUANT TO RULE 13a-16 AND 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the Period    March 2008                                   File No:  001-33580

Keegan Resources Inc.

(Name of Registrant)

Suite 1204 – 700 West Pender Street, Vancouver, British Columbia, Canada V6C 1G8

(Address of principal executive offices)

1.

News Release dated March 27, 2008

Indicate by check mark whether the Registrant files or will file annual reports under cover of Form 20-F or Form 40-F.           FORM 20-F XXX         FORM 40-F ____

Indicate by check mark whether the Registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _____

No XXX

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Form 6-K to be signed on its behalf by the undersigned, thereunto duly authorized.

Keegan Resources Inc.

(Registrant)

Dated: March 27, 2008

Signed: /s/  Michael Bebek

                  Michael Bebek

Corporate Secretary

PRESS RELEASE
TSX-V:  KGN
AMEX: KGN

KEEGAN TRIPLES ESAASE LAND PACKAGE WITH ACQUISITION OF SOUTHWEST ADJACENT PROPERTY

Vancouver, BC, March 27, 2008: Keegan Resources, Inc. (“Keegan”) is pleased to announce that it has successfully purchased 100% private ownership of the Jeni Concession mining lease and exploration rights.

The Jeni Concession lies directly to the southwest and contiguous to the Esaase Gold property, where Keegan previously announced a resource of 1.67 M oz of gold (see Keegan news release of October 25, 2007), as well as numerous additional exploration successes on the same and parallel structures since that time.   Keegan has been awarded the concession by the Bonte Liquidation Committee and Ghana Mineral Commission by virtue of its potential to develop both concessions in the context of a large open pit lode mine as well as Keegan’s excellent community relations and development efforts in the Bonte River drainage, which already encompass the villages on the Jeni River concession.

In consideration for the acquisition for the mining lease Keegan paid US$50,000 to the Bonte Liquidation Committee and US$50,000 to the Minerals Commission of Ghana to transfer title.  The Ghanaian government retains a standard 10% carried interest and 3% NSR and the Bonte Liquidation Committee retains a 0.5% NSR.  The Bonte Liquidation Committee is the official government agency in charge of liquidating the assets of the former Bonte Mining Company of which the Jeni Concession is one.

Like Esaase, prior to Keegan’s involvement, the Jeni Concession had no record of any previous modern lode exploration, having historically seen only placer gold mining activities, which were performed by Bonte between 1989 and 2002: approximately 320,000 ounces of gold were produced.   Like Esaase, the placer gold mined at Jeni is crystalline in nature and occurs, at least partially, in relatively small enclosed tributaries of the Bonte River indicating a fairly local source for at least a portion of the gold.   The area of the Jeni property is 46 square kilometers. The Esaase gold project now totals 73 square KM (please see www.keeganresources.com for an updated concession map).

Keegan gained permission to fly VTEM geophysics over the Jeni concession from the Liquidation Committee prior to the final signing of the agreement.  Although in the preliminary stages of processing and interpretation, the raw data indicates strong northeast oriented resistivity breaks similar to that which underlies the mineralized fault hosting the resource area and south extension on the Esaase concession.  As at Esaase, the resistivity breaks on the Jeni Concession generally occur upstream of some of the small enclosed tributaries containing placer gold.  Keegan is currently finishing the geophysical processing and interpretation of the VTEM geophysics and has initiated a soil sample program which will likely be followed by a subsequent trenching program in the vicinity of these resistivity breaks.

Dan McCoy, president and CEO, states: "The addition of the Jeni River Concession is a key milestone for the company and the Esaase Gold Project. The expanded land position at Esaase coupled with the expansive Asumura project establishes Keegan as an advanced West African gold explorer poised to develop significant gold resources within some of the more prolific gold districts of southwest Ghana. Keegan stands to create substantial wealth for all its financial and community partners in Ghana and abroad.”

About Keegan Resources: Keegan is a junior gold company offering investors the opportunity to share ownership in the rapid exploration and development of high quality, pure gold assets. The Company is focused on its wholly owned flagship Esaase and Asumura gold projects located in Ghana, West Africa. Managed by highly skilled and successful technical and financial professionals, Keegan is well financed with no debt. Keegan is also strongly committed to the highest standards for environmental management, social responsibility, and health and safety for its employees and neighboring communities. Keegan trades on the TSX-VEN and AMEX under the symbol KGN. More information about Keegan is available at www.keeganresources.com.

On Behalf of the Board

Dan McCoy, Ph.D.
President & CEO

For more information please visit the company website at: http://www.keeganresources.com or contact investor relations at 604-683-8193 or info@keeganresources.com.

The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or the accuracy of this release.

This release includes certain statements that may be deemed forward-looking statements. All statements in this release, other than statements of historical facts, that address future production, reserve potential, exploration drilling, exploitation activities and events or developments that the Company expects are forward-looking statements. Although the Company believes the expectations expressed in such forward-looking statements are based on reasonable assumptions, such statements are not guarantees of future performance and actual results or developments may differ materially from those in the forward-looking statements. Factors that could cause actual results to differ materially from those in forward-looking statements include market prices, exploitation and exploration successes, continued availability of capital and financing, and general economic, market or business conditions. Investors are cautioned that any such statements are not guarantees of future performance and those actual results or developments may differ materially from those projected in the forward-looking statements. For more information on the Company, Investors should review the Company's filings that are available at www.sedar.com.

LEGEND
Drilled Mineralized Zones
Currently Defined Resource Area (43-101 compliant) 1.43 M Oz inferred and 0.24 M Oz indicated at 1.4 g/t Au at 0.6 g/t cutoff
Mineralized faults
Alluvial workings
Esaase Concession
Jeni Concession
D- fault
A- fault
C- fault
B- fault
N
0
2
4
kilometers